UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42287

Jinxin Technology Holding Company

Floor 8, Building D, Shengyin Building, Shengxia Road 666

Pudong District, Shanghai 201203

People’s Republic of China

+86 21-5058-2081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

RESIGNATION OF CHIEF FINANCIAL OFFICER

Mr. Huazhen Xu has resigned from his position as chief financial officer (“CFO”) of Jinxin Technology Holding Company (the “Company”) for personal reasons, effective as of July 8, 2025. The resignation of Mr. Xu is not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs.

The Company has initiated a search for a permanent CFO with the necessary capabilities and qualifications. Mr. Jun Jiang, director and chief operating officer of the Company, will serve as the interim CFO until a permanent CFO is appointed by the board of directors of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinxin Technology Holding Company

By:	/s/ Jin Xu
Name:	Jin Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: July 8, 2025

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